UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                       HUNGARIAN TELEPHONE AND CABLE CORP.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   4455421030
                                 (CUSIP Number)

L. Russell Mitten, II, Esq.                 with a copy to:
General Counsel                             Stephen A. Bouchard, Esq.
CITIZENS UTILITIES COMPANY                  FLEISCHMAN AND WALSH, L.L.P.
High Ridge Park                             1400 Sixteenth Street, N.W.
Stamford, Connecticut  06905                Washington, D.C.  20036
(203) 329-8800                              (202) 939-7900

                   (Name, Address and Telephone No. of Person
                Authorized to Receive Notices and Communications)

                                  MAY 12, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment, information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)









                               Page 1 of 8 Pages

                                                               Page 2 of 8 Pages


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

           CITIZENS UTILITIES COMPANY       06-0619596

2.       Check the Appropriate Box if a Member of a Group*    (a)   [ ]
                                                              (b)   [X]
3.       SEC Use Only

4.       Source of Funds*

           OO:(See Item 4)

5.       Check Box if Disclosure of Legal Proceedings
         Is Required Pursuant to Items 2(d) or 2(e).                [ ]

6.       Citizenship Or Place Of Organization

           DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       Sole Voting Power

                    9,228,126 Common Stock

         8.       Shared Voting Power

                    0 Common Stock

         9.       Sole Dispositive Power

                    9,228,126 Common Stock

         10.      Shared Dispositive Power

                    0 Common Stock

11.      Aggregate Amount Beneficially Owned By Each
         Reporting Person

                9,228,126 Common Stock

12.      Check Box If The Aggregate Amount In Row (11)
         Excludes Certain Shares*                                   [ ]

13.      Percent Of Class Represented By Amount In Row (11)

               48.8% Common Stock

14.      Type Of Reporting Person*

                    CO

                                                               Page 3 of 8 Pages

         The statement on Schedule 13D filed on May 18, 1995, as amended by Amendment No. 1 to Schedule 13D filed on June 6, 1995; Amendment No. 2 to
Schedule 13D filed on September 28, 1995; Amendment No. 3 to Schedule 13D filed on October 6, 1995; Amendment No. 4 to Schedule 13D filed on November 7, 1995; Amendment No. 5 to Schedule 13D filed on March 7, 1996; Amendment No. 6 to
Schedule 13D filed on April 16, 1996; Amendment No. 7 to Schedule 13D filed on October 24, 1996, and Amendment No. 8 filed on October 13, 1998, relating to the common stock, $.001 par value (the "Common Stock"), of Hungarian Telephone and Cable Corp., a Delaware corporation (the "Issuer"), by Citizens Utilities
Company (the "Reporting Person") is hereby further amended as follows (as amended, this "Schedule 13D").


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         The Reporting Person's response to Item 3 in this Schedule 13D is hereby amended by adding the following information to its response:

         On May 12, 1999, the Issuer, Citizens International Management Services Company, a Delaware corporation and a wholly-owned subsidiary of the Reporting Person ("CIMS"), and CU CapitalCorp, a Delaware corporation and a wholly-owned subsidiary of the Reporting Person ("CUCC"), entered into a Stock Purchase Agreement, a copy of which is attached hereto as Exhibit D. Pursuant to the Stock Purchase Agreement, the Issuer issued to CIMS 1,300,000 shares of Common Stock and 30,000 shares of Series A Preferred Stock, par value $0.001 per share ("Preferred Stock"). See Item 4 for a discussion of the potential issuance of additional shares of Preferred Stock to CIMS on March 31, 2000 based on the market price of shares of the Issuer's Common Stock.

         As consideration for the issuance of the shares pursuant to the Stock Purchase Agreement, CIMS agreed to (i) cancel the Promissory Note, dated September 30, 1998, issued and delivered by the Issuer to CIMS, in the principal amount of $8,374,498 and (ii) renounce and forego any rights under the
Replacement and Termination Agreement, dated September 30, 1998 (the "Replacement Agreement"), among the Issuer, CIMS and CUCC to the aggregate sum of $21,000,000 which was to be paid in equal quarterly payments by the Issuer to CIMS from 2004 through and including 2010. The Issuer's right to receive consulting services under the Replacement Agreement was also terminated by the Stock Purchase Agreement.

         The descriptions and summaries of the agreements in this Item 3 above do not purport to be complete and are subject to, and qualified in their entirety by reference to, each such agreement, copies of which have been filed as exhibits hereto and incorporated herein by reference. (See Item 7 below).

                                                               Page 4 of 8 Pages



Item 4.  Purpose of Transaction
--------------------------------

         The Reporting Person's response to Item 4 in this Schedule 13D is hereby amended by adding the following information to its response to subsection
(a).

         Pursuant to the Stock Purchase Agreement described herein (See Item 3), if the average closing price of the Issuer's Common Stock on the American Stock Exchange or such other similar trading exchange for the twenty trading days ending March 31, 2000 is less than $7.00 per share of Common Stock, then the Issuer shall promptly thereafter issue to CIMS such number of shares of Preferred Stock equal in value to (i) 1,600,000 times (ii) $7.00 less the average closing price of the Issuer's Common Stock on the American Stock Exchange or such other similar trading exchange for the twenty trading days ending March 31, 2000. For purposes of this calculation, each share of Preferred Stock shall have a value of $70.

         Each share of Preferred Stock may be converted by CIMS at any time or from time to time prior to redemption into 10 shares of Common Stock. Such conversion ratio is subject to adjustment pursuant to the terms of the Issuer's Certificate of Designations filed with the Secretary of State of Delaware, a copy of which is attached as Exhibit A to the Stock Purchase Agreement.

         The descriptions and summaries of the agreements in this Item 4 above do not purport to be complete and are subject to, and qualified in their entirety by reference to, such agreements, copies of which are filed as exhibits hereto and incorporated herein by reference (See Item 7 below).

Item 5.  Interest in Securities of the Issuer
----------------------------------------------

         The  Reporting  Person's  response  to Item 5 in this  Schedule  13D is
hereby   amended  by  deleting  the  previous   response  in  its  entirety  and
substituting the following:

                                                               Page 5 of 8 Pages


         (a) As a result of (i) the purchase by CUCC of 300,000 shares of Common Stock made on May 31, 1995; (ii) the issuance by the Issuer to CUCC of 2,908 shares of Common Stock on October 3, 1995 in lieu of the payment of cash to satisfy certain interest obligations on the Loan; (iii) the issuance by the Issuer to CUCC of 250,000 shares of Common Stock on October 30, 1995 pursuant to the Second Agreement to Amend and Restate; (iv) the issuance by the Issuer to CUCC of 250,000 shares of Common Stock on February 26, 1996 pursuant to the Third Agreement to Amend and Restate; (v) the purchase of 103,000 shares of Common Stock through open-market transactions made between July, 1997 and November, 1997; (vi) the issuance by the Issuer to CIMS of 100,000 shares of Common Stock on September 30, 1998 pursuant to the Replacement and Termination Agreement; (vii) the issuance by the Issuer to CUCC of options to purchase 6,622,218 shares of Common Stock (including 4,511,322 options previously granted pursuant to the Warrant, the Stock Option Agreement, the Second Stock Option Agreement and the Third Stock Option Agreement) pursuant to the Amended and Restated Stock Option Agreement, (viii) the issuance to CIMS by the Issuer pursuant to the Stock Purchase Agreement described herein (See Item 3) of 1,300,000 shares of Common Stock; and (ix) the issuance by the Issuer to CIMS pursuant to the Stock Purchase Agreement described herein (See Item 3) of 30,000 shares of the Issuer's Preferred Stock, which number of shares may be increased as described in Item 4 (each share of Preferred Stock, at the option of CIMS, initially may be converted into 10 shares of Common Stock; therefore CIMS's 30,000 shares of Preferred Stock are convertible into 300,000 shares of Common Stock, subject to adjustment in accordance with the terms of the Issuer's Certificate of Designations filed with the Secretary of State of Delaware), the Reporting Person may be deemed to have beneficial ownership of 9,228,126 shares of Common Stock, of which (A) 6,622,218 shares are subject to purchase pursuant to presently exercisable options beneficially held by the Reporting Person and
(B) 300,000 shares are subject to the conversion by CIMS of its shares of Preferred Stock into such number of shares of Common Stock. Accordingly, the Reporting Person beneficially owns 48.8% of all Common Stock presently reported by the Issuer to be outstanding (assuming the exercise by CUCC of all of its options to purchase shares of Common Stock pursuant to the Amended and Restated Option Agreement and the conversion of all its shares of Preferred Stock into shares of Common Stock).

         (b)  Common Stock

                   (i)  Sole  power  to  vote  or  direct  the
              vote  of 9,228,126 shares of Common Stock.

                  (ii)  Shared  power to vote or  direct  the
              vote of 0 shares of Common Stock.

                                                               Page 6 of 8 Pages

                 (iii)  Sole power to dispose or direct
              the disposition of 9,228,126 shares of Common Stock.

                  (iv)  Shared   power  to   dispose   or  direct
              the disposition of 0 shares of Common Stock.

         (c)  See responses to Items 3 and 4 above.

         (a)  - (c)

         To the best knowledge of the Reporting Person, none of the persons listed in Schedule I hereto beneficially owns any Common Stock or has effected any transaction in Common Stock in the past 60 days.

         (d)  Not Applicable.

         (e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the
         Issuer
-----------------------------------------------------------------

         The  Reporting  Person's  response  to Item 6 in this  Schedule  13D is
hereby   amended  by  deleting  the  previous   response  in  its  entirety  and
substituting the following:

         Pursuant to the Stock Purchase Agreement, CIMS and CUCC have agreed not to convey any securities of the Issuer owned by them until May 15, 2000 without the prior consent of the Issuer.

         Except as otherwise described above or in the response to Item 4, as amended hereby, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, CUCC, CIMS or, to the best knowledge of the Reporting Person, the persons listed in Schedule I hereto, or between the Reporting Person, CUCC, CIMS or, to the best knowledge of the Reporting Person, any of the persons listed in Schedule I hereto, on the one hand, and any other person, on the other hand, with respect to any securities of the Issuer. See also Exhibits B and C attached hereto and the Registration Agreement attached as Exhibit G to the Reporting Person's Amendment No. 1 to
Schedule 13D filed June 6, 1995, which are incorporated herein by reference.


Item 7.  Materials to be Filed as Exhibits
-------------------------------------------

         Exhibit A                Power of Attorney, dated September 26,
                                  1995(1)

                                                               Page 7 of 8 Pages


         Exhibit B                Replacement  and  Termination  Agreement,
                                  dated September 30, 1998,  among the Issuer,
                                  CUCC and CIMS (which includes the form of the Promissory Note as Exhibit A thereto)(2)

         Exhibit C                Amended,  Restated and Consolidated  Stock
                                  Option Agreement, dated September 30, 1998, between the Issuer and CUCC (2)

         Exhibit D                Stock Purchase Agreement,  dated as of May
                                  12,  1999,  among the Issuer,  CUCC and CIMS
                                  (which includes the form of Certificate of Designations as Exhibit A thereto).

--------------------------

(1) Previously filed with the Reporting Person's Amendment No. 2 to Schedule 13D filed September 28, 1995.

(2) Previously filed with the Reporting Person's Amendment No. 8 to Schedule 13D filed October 13, 1998.

                                                               Page 8 of 8 Pages


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            CITIZENS UTILITIES COMPANY



Dated: May 24, 1999                         By: /s/ Stephen A. Bouchard
                                                    -----------------------
                                                    Stephen A. Bouchard
                                                    Attorney-In-Fact

                                                     SCHEDULE I
                                                     ----------

     The names, addresses and principal occupations of each of the executive officers and directors of Citizens Utilities Company are listed below.

                   NAMES AND ADDRESSES                                       PRINCIPAL OCCUPATION
                   -------------------                                       --------------------

                        DIRECTORS

Norman I. Botwinik                                          Director Emeritus of the Board of Governors
Building #14                                                University of New Haven (retired)
60 Connolly Parkway
Harnden, CT 06514

Aaron I. Fleischman                                         Senior Partner,
Fleischman and Walsh, L.L.P.                                Fleischman and Walsh, L.L.P.
1400 Sixteenth Street, N.W.                                 (legal services)
Washington, D.C. 20036

Stanley Harfenist                                           President and Chief Executive Officer
Adesso, Inc.                                                Adesso, Inc.
5110 W. Goldleaf Circle                                     (computer hardware manufacturing)
Suite 50
Los Angeles, CA 90056

Andrew N. Heine                                             Of Counsel
Gordon Altman Butowsky Weitzen Shalov & Wein                Gordon Altman Butowsky Weitzen Shalov & Wein
114 West 47th Street, 20th Fl.                              (legal services)
New York, NY  10036-1510

John L. Schroeder                                           Director
Morgan Stanley Dean Witter Funds                            Morgan Stanley
New York, NY                                                Dean Witter Funds
                                                            (investment services)

Robert D. Siff                                              Consultant
Citizens Utilities Company                                  Regional Banks
3 High Ridge Park                                           (banking services)
Stamford, CT 06905

Robert A. Stanger                                           Chairman, Robert A. Stanger & Co., Inc.
Robert A. Stanger & Co., Inc.                               (publishing; investment advisory services)
1129 Broad Street
Shrewsbury, NJ 07702

Charles H. Symington, Jr.                                   Director
3i Corporation                                              3i Corporation
Spring Island, SC                                           (investment services)

Edwin Tornberg                                              President and Director
Edwin Tornberg & Co., Inc.                                  Edwin Tornberg & Co., Inc. (management and brokerage
7251 15th Place, N.W.                                       services in the radio industry)
Washington, D.C. 20012

Claire L. Tow                                               Senior Vice President
Century Communications Corp.                                Century Communications Corp. (cable television
50 Locust Avenue                                            services)
New Canaan, CT 06840

Leonard Tow                                                 Chairman of the Board and Chief Executive Officer
Citizens Utilities Company                                  Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905


                   NAMES AND ADDRESSES                                             POSITIONS
                   -------------------                                             ---------

                    EXECUTIVE OFFICERS


Leonard Tow                                                 Chairman of the Board and
Citizens Utilities Company                                  Chief Executive Officer
3 High Ridge Park
Stamford, CT 06905

Daryl A. Ferguson                                           President and Chief Operating
Citizens Utilities Company                                  Officer
3 High Ridge Park
Stamford, CT 06905

Robert J. DeSantis                                          Chief Financial Officer,
Citizens Utilities Company                                  Vice President and Treasurer
3 High Ridge Park
Stamford, CT 06905

O. Lee Jobe                                                 Vice President
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

J. Michael Love                                             Vice President
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

L. Russell Mitten II                                        Vice President
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

James D. Ranton                                             Vice President
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

David B. Sharkey                                            Vice President
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

Livingston E. Ross                                          Vice President
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

Donald P. Weinstein                                         Vice President
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905


     The names, addresses and principal occupations of each of the executive officers and directors of CU CapitalCorp. are listed below.



                   NAMES AND ADDRESSES                                       PRINCIPAL OCCUPATION
                   -------------------                                       --------------------

                        DIRECTORS

Robert J. DeSantis                                          Chief Financial Officer,
Citizens Utilities Company                                  Vice President and Treasurer
3 High Ridge Park
Stamford, CT 06905

Daryl A. Ferguson                                           President and Chief Operating Officer, Citizens
Citizens Utilities Company                                  Utilities Company
3 High Ridge Park
Stamford, CT 06905

Peter C. Fulweiler                                          Vice President, Bank of Delaware
Bank of Delaware
222 Delaware Avenue
Wilmington, DE 19899

Leonard Tow                                                 Chairman of the Board and Chief Executive Officer,
Citizens Utilities Company                                  Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905




                   NAMES AND ADDRESSES
                   -------------------                                       POSITIONS
                                                                             ---------
                   EXECUTIVE OFFICERS

Robert J. DeSantis                                          Chief Financial Officer,
Citizens Utilities Company                                  Vice President and Treasurer
3 High Ridge Park
Stamford, CT 06905

L. Russell Mitten, II                                       Vice President
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

Livingston E. Ross                                          Vice President
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

Daryl A. Ferguson                                           President and Chief Operating
Citizens Utilities Company                                  Officer
3 High Ridge Park
Stamford, CT 06905




                                                                       Exhibit D
                                                                       _________

                            STOCK PURCHASE AGREEMENT
                            ________________________


         THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of the 12th day of May, 1999 among Hungarian Telephone and Cable Corp., a Delaware, United States corporation, as the seller ("HTCC" or the "Seller"), Citizens International Management Services Company, a Delaware corporation, as the buyer ("CIMS" or the "Buyer"), and CU CapitalCorp., a Delaware corporation and an affiliate of CIMS ("CUCC").

                                R E C I T A L S:
                                ---------------

         WHEREAS, Buyer presently owns 100,000 shares of HTCC Common Shares (as defined herein);

         WHEREAS, CUCC presently owns 905,908 shares of HTCC Common Shares (as defined herein);

         WHEREAS, Seller, Buyer and CUCC are parties to a certain Replacement and Termination Agreement dated as of September 30, 1998 (the "Replacement Agreement");

         WHEREAS, pursuant to the Replacement Agreement, Seller issued a promissory note to Buyer in the principal amount of $8,374,498 (the "Note");

         WHEREAS, pursuant to the Replacement Agreement, Seller agreed to pay to CIMS $21,000,000 in quarterly installments from 2004 through and including 2010 (the "Payment Obligations") as payment for certain consulting services and the cancellation of a certain management services agreement;

         WHEREAS, Seller is entering into certain agreements (the "Revised Agreements") as of the date hereof to revise its capital structure with Postabank es Takarekpenztar Rt. ("Postabank");

         WHEREAS, an additional equity investment in Seller by Buyer is a condition precedent for Postabank entering into the Revised Agreements; and

         WHEREAS, Seller desires to sell, transfer and deliver to Buyer, and Buyer desires to purchase and accept from Seller, additional HTCC Common Shares (as defined herein) and HTCC Preferred Shares (as defined herein) upon the terms and conditions set forth in this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual undertakings herein contained, the parties hereto hereby agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

         1.1  Defined Terms.  For  purposes  of this Agreement and any amendment
              -------------
hereto, the following terms are defined as set out below:

         "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such other Person.

         "Lien" means, with respect to any asset, any mortgage, lien, claim, pledge, option, charge, right of first refusal, security interest or encumbrance of any kind in respect of such asset.

         "Person" means, an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

         1.2  List of  Additional  Definitions.  The following is a list of some
              --------------------------------
additional terms used in this Agreement and a reference to the Section thereto in which such term is defined:

         Term                                                        Section
         ----                                                        -------
         Agreement                                                   Preamble
         Buyer                                                       Preamble
         CIMS                                                        Preamble
         CUCC                                                        Preamble
         Closing Date                                                Sec. 2.1
         HTCC                                                        Preamble
         HTCC Common Shares                                          Sec. 2.1
         HTCC Shares                                                 Sec. 2.1
         HTCC Preferred Shares                                       Sec. 2.1
         Indemnitee                                                  Sec. 6.3
         Indemnitor                                                  Sec. 6.3
         Note                                                        Recitals
         Payment Obligations                                         Recitals
         Postabank                                                   Recitals
         Replacement Agreement                                       Recitals
         Revised Agreements                                          Recitals
         Seller                                                      Preamble
         Securities Act                                              Sec. 2.2(b)

                                   ARTICLE II
                           PURCHASE AND SALE OF SHARES




         2.1  Purchase and Sale of HTCC Shares.   Upon the  terms and subject to
              --------------------------------
the conditions of this Agreement and in exchange for the consideration set forth in Section 2.2 below, on the date hereof (the "Closing Date"), Buyer shall pur-chase and accept from Seller, and Seller shall sell, transfer, assign, convey and deliver to Buyer, 1,300,000 newly issued shares of the Seller's Common Stock, par value $0.001 per share (the "HTCC Common Shares"), and (following compliance with the Delaware General Corporation Law) 30,000 newly issued shares of the Seller's Series A Preferred Stock, par value $0.001 per share (the "HTCC Preferred Shares") (the HTCC Common Shares and the HTCC Preferred Shares together are referred to herein as the "HTCC Shares").

         2.2  Consideration.
              -------------
              (a) In consideration for the purchase of the HTCC Shares as provided for in Section 2.1 above, Buyer agrees to (i) transfer the Note to Seller for cancellation and (ii) renounce and forego any rights whatsoever forever to any of the Payment Obligations and releases Seller from any and all liability with respect to the Payment Obligations such that the Seller shall not be liable whatsoever for any portion of the Payment Obligations. Subject to the terms herein, the parties agree that without any further action being required by either party, HTCC's right to receive the consulting services contained in
         Section 1.2(c) of the Replacement Agreement shall be extinguished and be of no further force or effect.

              (b) The HTCC Shares shall be duly authorized, validly issued, fully paid and non-assessable. Buyer agrees to hold its HTCC Shares and not to convey such shares until May 15, 2000 without the prior written consent of Seller and Postabank, in any event, not to offer to sell or otherwise transfer the HTCC Shares without either registration or exemption from the Securities Act of 1933, as amended (the "Securities Act"). Buyer and CUCC agree to hold any and all other shares of HTCC Common Stock and not to convey such shares until May 15, 2000 without the prior written consent of Seller and Postabank. Each certificate for the HTCC Shares issued to Buyer pursuant to this Agreement shall bear the following legend:

                  " The shares of stock represented by this certificate have been issued pursuant to a certain Stock Purchase Agreement dated as of May 12, 1999 among Hungarian Telephone and Cable Corp., Citizens International Management Services Company and CU CapitalCorp. and are subject to certain provisions thereof. The shares have not been registered under the Securities Act of 1933, as amended, and may not be sold or otherwise transferred without registration thereunder or an applicable exemption therefrom."

         2.3  Additional HTCC Common Shares.   If the average  closing  price of
              -----------------------------
HTCC common stock on the American Stock Exchange or such other similar trading exchange for the twenty trading days ending March 31, 2000 is less than $7.00 per HTCC Common Share, then HTCC shall promptly thereafter issue to Buyer such number of HTCC Preferred Shares equal in value to (i) 1,600,000 times (ii) $7.00 less the average closing price of HTCC common stock on the American Stock Exchange or such other similar trading exchange for the twenty trading days ending March 31, 2000. For purposes of this calculation, each HTCC Preferred Share shall have a value of $70.

         2.4  Waiver of Rights.  Buyer and CUCC waive any and all  preemptive or
              ----------------
anti-dilution rights that they may have solely with respect to the transactions contemplated by the Revised Agreements including with respect to the issuance of any securities (including but not limited to any common stock, warrants, shares issuable pursuant to any warrants, and notes) to Buyer, Tele Danmark A/S, Postabank, or the Danish Investment Fund for Central and Eastern Europe or any of such parties' affiliates. Buyer hereby acknowledges that no anti-dilution or preemptive rights of any existing HTCC stockholder are appli-cable to the issuance of the HTCC Shares under this Article II of this Agreement.

                                   ARTICLE III
                              REQUIRED DELIVERABLES

         3.1  Delivery by Seller.   On  the   Closing    Date  (or  as  soon  as
              ------------------
practicable thereafter) and as a condition to Buyer's obligation to convey the consideration as set forth in Section 2.2 above, (i) Seller shall deliver or cause to be delivered to Buyer certificates representing the HTCC Shares and (ii) Seller shall adopt and file with the Secretary of State of Delaware the Certificate of Designation for the Series A Preferred Stock in the form attached hereto as Exhibit A.
           ---------

         3.2  Delivery by Buyer. On the Closing Date (or as soon as  practicable
              -----------------
thereafter) and as a condition to Seller's obligations to deliver the deliverables as set forth in Section 3.1 above, Buyer shall deliver to the Seller the Note for cancellation by Seller.

                                   ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF SELLER

         Seller hereby represents and warrants to Buyer as follows:

         4.1  Organization   and  Existence.   Seller  is   a  corporation  duly
              -----------------------------
incorporated, validly existing and in good standing under the laws of Delaware and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted.

         4.2  Corporate Authorization.  The execution, delivery and  performance
              -----------------------
by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby are within the corporate powers of Seller and have been duly authorized by all necessary corporate action on the part of Seller. This Agreement constitutes a valid and binding agreement of Seller enforceable in accordance with its terms.

         4.3  Governmental Authorization;  Consents. The execution, delivery and
              -------------------------------------
performance by Seller of this Agreement requires no action by or in respect of, or filing with, any governmental body, agency, official or authority other than such actions or filings that have been taken or made on or prior to the date hereof. No consent, approval, waiver or other action by any Person under any contract, agreement, indenture, lease, instrument or other document to which it is a party or by which it is bound is required or necessary for the execution, delivery and performance of this Agreement or the consummation of the transactions effected hereby.


         4.4  Non-Contravention.  The  execution,  delivery and  performance  by
              -----------------
Seller of this Agreement does not (i) contravene or conflict with the certificate of incorporation, by-laws or other charter documents of Seller, (ii) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Seller, or (iii) contravene or conflict with any contract to which Seller is a party.

         4.5  Finder's Fees.  There is no investment banker,  broker,  finder or
              -------------
other intermediary which has been retained by or is authorized to act on behalf of Seller who might be entitled to any fee or commission from Buyer or any Affiliate of Buyer upon consummation of the transactions effected by this Agreement.

         4.6  Litigation.  There is no action, suit, investigation or proceeding
              ----------
pending, or to the knowledge of Seller, threatened, against or affecting Seller before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions effected hereby.

         4.7  HTCC Shares.  All of the shares issued to Buyer in connection with
              -----------
the transactions effected hereby are duly authorized, validly issued, fully paid and nonassessable HTCC Common Shares or HTCC Preferred Shares.

         4.8  No Undisclosed Material Liabilities;  No Material Adverse  Change.
              -----------------------------------------------------------------
Other than as disclosed in Seller's filings with the United States Securities and Exchange Commission pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended, or disclosed to Buyer's representatives on Seller's Board of Directors (i) there have been no material liabilities incurred by Seller other than those incurred in the ordinary course of business consistent with past practice and (ii) there has not been any material adverse change in the business, assets or financial condition of Seller and its Hungarian subsidiaries taken as a whole.

                                    ARTICLE V
                    REPRESENTATIONS AND WARRANTIES OF SELLER

         Buyer and CUCC each hereby represents and warrants to Seller as follows:

         5.1  Corporate  Existence  and  Power.  Each  of  Buyer  and  CUCC is a
              --------------------------------
corporation duly incorporated, validly existing and in good standing under the laws of Delaware, and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted.

         5.2  Corporate Authorization. The execution,  delivery and  performance
              -----------------------
of this Agreement and the consummation of the transactions effected hereby by Buyer and CUCC are within their corporate powers and have been duly authorized by all necessary corporate action, including the approval by its board of directors if necessary. This Agreement constitutes a valid and binding agreement of Buyer and CUCC enforceable in accordance with its terms.

         5.3 Governmental Authorization;  Consents. The execution,  delivery and
             -------------------------------------
performance of this Agreement by Buyer and CUCC requires no action by or in respect of, or filing with, any governmental body, agency, official or authority other than actions or filings which have been taken or made on or prior to the date hereof. Except for the consent of Postabank, which consent has already been received, no consent, approval, waiver or other action by any Person under any contract, agreement, indenture, lease, instrument or other document to which it is a party or by which it is bound is required or necessary for the execution, delivery and performance of this Agreement or the consummation of the transactions effected hereby.

         5.4 Non-Contravention.  The execution, delivery and performance of this
             -----------------
Agreement by Buyer and CUCC does not (i) contravene or conflict with the certificate of incorporation, bylaws or other charter documents of Buyer or CUCC, or (ii) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Buyer or CUCC, or (iii) contravene or conflict with any contract to which Buyer or CUCC is a party.

         5.5 Accredited Investor. Buyer understands that the HTCC Shares that it
             -------------------
will acquire pursuant to this Agreement have not been registered under the Securities Act. The HTCC Shares are being acquired under this Agreement in good faith solely for its own account, for investment and not with a view toward resale or other distribution within the meaning of the Securities Act. Buyer is a sophisticated or accredited investor for purposes of (i) the securities laws of the United States of America and (ii) the ability of Seller to issue the HTCC Shares without registration under the securities laws of the United States of America.

         5.6 Finder's Fees.  There is no investment  banker,  broker,  finder or
             -------------
other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission from Seller or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

                                   ARTICLE VI
                                 INDEMNIFICATION

         6.1  Indemnification  by Seller.  Seller does hereby indemnify and hold
              --------------------------
Buyer and CUCC harmless from and against the following:

                  (a) any and all losses, claims, liabilities, damages, deficiencies, costs or expenses suffered or incurred by Buyer, CUCC or their Affiliates resulting from any untrue representation, breach of warranty or non-fulfillment of any covenant or agreement by Seller contained in this Agreement, any document delivered by Seller pursuant to this Agreement, or in any statement, exhibit, schedule or certificate furnished or to be furnished to Buyer and CUCC pursuant hereto or in connection with the transactions provided for herein; and

                  (b)  any  and  all  actions,   suits,   proceedings,   claims,
         complaints, demands, assessments, judgments, costs and expenses suffered or incurred by Buyer, CUCC or their Affiliates, including reasonable attorneys' fees and disbursements, incident to any of the foregoing.

         6.2  Indemnification  by Buyer  and  CUCC.  Buyer  and  CUCC do  hereby
              ------------------------------------
 indemnify and hold Seller harmless from and against the following:

                  (a) any and all losses, claims, liabilities, damages, deficiencies, costs or expenses suffered or incurred by Seller resulting from any untrue representation, breach of warranty or non-fulfillment of any covenant or agreement by Buyer or CUCC contained in this Agreement, any document delivered by Buyer or CUCC pursuant to this Agreement, or in any statement, exhibit, schedule or certificate furnished or to be furnished by Buyer or CUCC to Seller pursuant hereto or in connection with the transactions provided for herein; and

                  (b)  any  and  all  actions,   suits,   proceedings,   claims,
         complaints, demands, assessments, judgments, costs and expenses suffered or incurred by Seller, including reasonable attorneys' fees and disbursements, incident to any of the foregoing.

         6.3 Notice of  Third-Party  Claims.  If any action,  suit or proceeding
             ------------------------------
shall be commenced against, or any claim or demand shall be asserted against Buyer, Seller, or CUCC, in respect of which a party (Buyer, Seller, or CUCC) proposes to seek indemnification under this Article VI, the party seeking indemnification (the "Indemnitee") shall give prompt notice thereof to the other party (the "Indemnitor"), and shall permit the Indemnitor, at its sole cost and expense, to assume the defense of any such claim or any litigation resulting therefrom; provided, however, that the Indemnitee shall have the option, at its own expense, to participate in the defense thereof; and provided further, that the failure of any Indemnitee to give notice as provided herein shall not relieve the Indemnitor of its obligations under this Article VI except to the extent that the Indemnitor is actually prejudiced by such failure to give notice. Failure by the Indemnitor to notify the Indemnitee of its election to defend any such action within fifteen (15) days after notice thereof shall be deemed a waiver by the Indemnitor of its right to defend such action. In the defense of such claim or any litigation resulting therefrom, the Indemnitor shall not, without the written consent of the Indemnitee: (a) consent to the entry of any judgment, or (b) enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnitee of a release from all liability in respect to such claim or litigation. If such defense is unsuccessful or abandoned by the Indemnitor, then, upon the Indemnitor's failure to pay an amount sufficient to discharge any such claim or judgment, the Indemnitee may pay and settle the same and the Indemnitor's liability shall be conclusively established by any such payment. If the Indemnitor fails to assume the defense of any such claim or litigation resulting therefrom, the Indemnitee may defend against and settle such claim or litigation in such manner as it may seem appropriate and the Indemnitor shall promptly reimburse the Indemnitee for the amount of all expenses, legal or otherwise, incurred by the Indemnitee in connection with the defense against or settlement of such claim or litigation. If no settlement is made, the Indemnitor shall promptly reimburse the Indemnitee for the amount of any judgment rendered with respect to such claim or such litigation and of all expenses, legal or otherwise, incurred by the Indemnitee in the defense thereof.

                                   ARTICLE VII
                                  MISCELLANEOUS

         7.1  Survival of Representations and Warranties.   The  representations
              ------------------------------------------
and warranties  made herein by the parties shall survive for a  period of twelve
(12) months after the date hereof. Any claim for indemnification with respect to an alleged breach of a representation or warranty not asserted by notice to the indemnifying party, which notice specified a particular breach and the facts and circumstances relating thereto in reasonable detail, prior to the expiration of such survival period may not be pursued and is irrevocably waived after such time.

         7.2  Execution of Counterparts. This Agreement may be  executed in  one
              -------------------------
or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document. Execution counter-parts may be delivered by facsimile provided that original execution copies shall be delivered to each of the parties for signature.

         7.3  Assignment,  Successors  and  Assigns.   This  Agreement  shall be
              -------------------------------------
binding upon and inure to the benefit of the parties and their successors and assigns. Neither this Agreement nor any rights or responsibilities hereunder shall be assigned by any party without the prior written consent of the other party.

         7.4  Applicable  Law;  Consent to  Jurisdiction; Forum.  This Agreement
              -------------------------------------------------
shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without giving effect to the provisions, policies or principles of any state relating to choice or conflict of laws except to the extent Hungarian corporate law may apply to any matter covered by this Agreement. In accordance with Title 6, Section 2708 of the Delaware Code Annotated, each party hereby submits to the jurisdiction of the courts of Delaware and agrees to be served with legal process from any of such courts. Each party hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may have, whether now or in the future, to the laying of the venue in, or to the jurisdiction of, any and each of such courts for the purpose of any such suit, action, proceeding or judgment and further waives any claim that any such suit, action, proceeding or judgment has been brought in an inconvenient forum.

         7.5  Expenses. Except as otherwise  expressly provided  in this  Agree-
              --------
ment, each party shall bear its own expenses incurred in connection with the execution and performance of this Agreement and the consummation of the transactions effected hereby, including the fees, expenses and disbursements of its counsel and advisors.

         7.6  Entire  Agreement;  Severability.  This Agreement constitutes  the
              --------------------------------
entire understanding among the parties and supersedes and cancels any other agreement, representation, or communication, whether oral or written, between the parties hereto relating to the transactions contemplated hereby or the subject matter hereof (except to the extent this Agreement does not alter the Replacement Agreement) unless such other agreement, representation, or communication is in writing and bears a date contemporaneous with or subsequent to the date hereof. In the event that any provision or any part of any provision of this Agreement shall be void or unenforceable for any reason, whatsoever, then such provision shall be stricken and of no force and effect. However, unless such stricken provision goes to the essence of the consideration bargained for by a party, the remaining provisions of this Agreement shall continue in full force and effect, and to the extent required, shall be modified to preserve their validity.

         7.7  Notices.  Any  notice,  certification,  request,  demand and other
              -------
communication hereunder shall be in writing and shall be deemed to have been duly given and delivered if mailed, by certified mail, first class postage prepaid, or delivered personally or by recognized overnight air courier, or if sent by telecopier transmission, with transmission confirmed in writing:

     If to HTCC:                             and:

     Kiralyhago u.2.                         100 First Stamford Place, Suite 204
     H-1126 Budapest, Hungary                Stamford, CT  06902
     Telephone:  011-36-1-457-6300           Telephone:  (203)348-9069
     Facsimile:   011-36-1-202-4778          Facsimile:  (203)348-9128
     Attn:  Ole Bertram                      Attn:  Peter T. Noone, Esq.

     If to CIMS or CUCC:                     With a copy to:

     c/o Citizens Utilities Company          Fleischman and Walsh, L.P.
     3 High Ridge Park                       1400 Sixteenth Street, N.W.
     Stamford, CT  06902                     Washington, DC  20036
     Telephone:  (203) 614-5047              Telephone:  (202) 939-7900
     Facsimile:  (203) 614-4651              Facsimile:  (202) 265-5706
     Attn:  L. Russell Mitten, II, Esq.      Attn:  Jeffry L. Hardin, Esq.

or to such other address as each party may designate for itself by like notice to the other party.

         7.8  Waivers. Any term or provision of this Agreement may be waived, or
              -------
the time for its performance may be extended, by the party entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

         7.9  Further Assurances.  If, at any time after the date hereof,  Buyer
              ------------------
or Seller shall consider or be advised that any further assignments, documents, instruments, agreements, or releases are necessary, desirable or proper to carry out any of the provisions or purposes of this Agreement, the parties hereto agree to execute and deliver all such assignments, documents, instruments, agreements or releases as reasonably may be necessary, desirable or proper to carry out any of the provisions or purposes of this Agreement.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                            HUNGARIAN TELEPHONE AND CABLE CORP.
ATTEST:
                                                By:/s/ Ole Bertram
                                                --------------------------------
                                                Ole Bertram, President and Chief
                                                Executive Officer


                                            CITIZENS INTERNATIONAL MANAGEMENT
                                            SERVICES COMPANY
ATTEST:
                                             By:/s/ Daryl A. Ferguson
                                            ------------------------------------
                                                Name:Daryl A. Ferguson
                                                Title:President and Chief
                                                      Operating Officer



                                            CU CAPITALCORP.
ATTEST:
                                             By:/s/ Daryl A. Ferguson
                                            ------------------------------------
                                                Name:Daryl A. Ferguson
                                                Title:President and Chief
                                                      Operating Officer


             Signature Page of May 12, 1999 Stock Purchase Agreement

                                                                   Exhibit A
                                                                   ---------


                           CERTIFICATE OF DESIGNATIONS
                                       OF
                            SERIES A PREFERRED STOCK
                                       OF
                       HUNGARIAN TELEPHONE AND CABLE CORP.


        (Pursuant to Section 151 of the Delaware General Corporation Law)


         The undersigned, being the President and Secretary of Hungarian Telephone and Cable Corp., a Delaware corporation (the "Corporation"), certify that pursuant to authority granted to and vested in the Board of Directors of the Corporation by the provisions of the Certificate of Incorporation of the Corporation, the Board of Directors has adopted the following resolution creating a series of Preferred Stock of the Corporation designated as the Series A Preferred Stock:

         RESOLVED, that a series of Preferred Stock, par value $0.01 per share, consisting of Two Hundred Thousand (200,000) shares, is hereby authorized and the designation, amount, voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof (in addition to any other rights applicable to the Preferred Stock of all series set forth in the Certificate of Incorporation of the Corporation) are hereby fixed as follows:

(1)                        Designation and Amount

         The shares of such series shall be designated as Series A Preferred Stock (the "Series A Preferred Stock"), and the number of shares constituting the Series A Preferred Stock shall be 200,000. Such number of shares may be increased or decreased by a resolution duly adopted by the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A
--------
Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights, or warrants or upon the conversion of any outstanding securities issued by the Corporation that are convertible into Series A Preferred Stock.

(2)                        Dividends

                  (a) For purposes of this Section 2, each June 30 and December 31 on which any share of Series A Preferred Stock shall be outstanding shall be deemed to be a "Dividend Payment Date." Commencing on the Dividend Payment Date next following the issuance of Series A Preferred Stock (the "Initial Payment Date"), the holders of shares of Series A Preferred Stock shall be entitled to receive cumulative cash dividends, whether or not declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends, out of funds legally available therefor, payable in arrears at the annual rate of 5%, compounded annually, on the liquidation value per share of Seventy Dollars ($70.00) (as adjusted for any stock dividends, combinations, or splits with respect to such shares). Notwithstanding the foregoing, if the date of issuance of the Series A Preferred Stock is 15 or fewer days prior to a Dividend Payment Date, the Corporation may, at its option, defer the initial dividend payment to the second Dividend Payment Date following the date of issuance. Dividends payable on the initial Dividend Payment Date shall be pro rated based on the number of days that shall have elapsed since the date of original issue of the Series A Preferred Stock. Dividends payable on the Series A Preferred Stock for any period greater or less than a full dividend period shall be computed on the basis of a 360 day year consisting of twelve 30-day months.

                  (b) The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend declared thereon, which record date shall be not more than 45 days prior to the date fixed for the payment thereof.

                  (c) Except as provided in Subsections 2(a) above, on each Dividend Payment Date, all dividends which shall have accrued on each share of Series A Preferred Stock outstanding on such Dividend Payment Date shall accumulate and be deemed to become "due." Any dividend which shall not be paid on the Dividend Payment Date on which it shall become due shall be deemed to be "past due" until such dividend shall be paid or until the share of Series A Preferred Stock with regard to which such dividend became due shall no longer be outstanding, whichever is the earlier to occur. No interest or sum of money in lieu of interest shall be payable with regard to any dividend payment or payments which are past due. Dividends paid on shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accumulated and payable on such share shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.

                  (d) If there shall be outstanding shares of any other series of Preferred Stock of the Corporation ranking junior to the Series A Preferred Stock as to dividends, no dividends shall be declared or paid or set apart for payment on any such other series for any period unless full cumulative dividends have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series A Preferred Stock for all dividend payment periods terminating on or prior to the date of payment of such full cumulative dividends. When dividends are not paid in full or are past due on the shares of the Series A Preferred Stock and on any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends declared on all outstanding shares of the Series A Preferred Stock and shares of such other series of Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Series A Preferred Stock and such other Preferred Stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of the Series A Preferred stock and such other Preferred Stock to the date of such dividend payment bear to each other. Holders of shares of Series A Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or securities, in excess of full cumulative dividends, as herein provided, on the Series A Preferred Stock.

                  (e) So long as any shares of the Series A Preferred Stock are outstanding, no dividend (other than a dividend or distribution payable pro rata on the Common Stock payable solely in the form of additional shares of Common Stock) shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock or upon any other stock ranking junior to, or on a parity with, the Series A Preferred Stock as to dividends or upon liquidation, dissolution or winding up, nor shall any Common Stock or any other stock of the Corporation ranking junior to, or on a parity with, the Series A Preferred Stock as to dividends or upon liquidation, dissolution or winding up, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Corporation (except for the conversion of such junior or parity stock into, or the exchange of such junior or parity stock for, stock of the Corporation ranking junior to the Series A Preferred Stock as to dividends and upon liquidation, dissolution, or winding up) unless, in each case, the full cumulative dividends on all outstanding shares of the Series A Preferred Stock shall have been paid or declared and set aside for payment for all past dividend payment periods.

(3)                        Voting Rights

         Except as otherwise from time to time required by applicable law or the Certificate of Incorporation of the Corporation, the Series A Preferred Stock shall have no voting rights.

(4)                        Redemption

                  (a) Except as otherwise provided below, all (but not less than all) shares of Series A Preferred Stock then issued and outstanding may be redeemed by the Corporation in cash at the redemption price of Seventy Dollars ($70.00) per share of Series A Preferred Stock, plus accrued and unpaid dividends thereon up to but excluding the date fixed for redemption.

                  (b) The Corporation shall give notice of such redemption to the holders of record of shares of the Series A Preferred Stock being so redeemed, not less than 30 nor more than 60 days prior to such redemption, by first class mail, postage prepaid, at their addresses as shown on the stock registration books of the Corporation; provided, that without limiting the
                                         --------
obligation of the Corporation hereunder to give the notice provided in this Subsection 4(b), the failure of the Corporation to give such notice shall not invalidate any corporate action by the Corporation. Each such notice shall state
(i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) that such holder has the right to convert such shares into a number of shares of Common Stock of the Corporation prior to the close of business on the date fixed for the redemption.

                  (c) Notice having been mailed as aforesaid, from and after the applicable redemption date (unless the Corporation shall default in providing money for the payment of the redemption price), dividends on the shares of Series A Preferred Stock to be redeemed on such redemption date shall cease to accrue and said shares shall no longer be deemed to be issued and outstanding, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the redemption price) shall cease; provided, however, that notwithstanding the foregoing, if notice of redemption
--------   -------
has been given pursuant to this Section 4 and any holder of shares of Series A Preferred Stock shall, prior to the close of business on the redemption date, surrender for conversion any or all of the shares to be redeemed held by such holder in accordance with Section 5 hereof, then the conversion of such shares to be redeemed shall become effective as provided in Section 5 and this Section 4 shall not apply to such converted shares. Upon surrender of the certificates for any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such shares shall be redeemed by the Corporation at the redemption price aforesaid.

                  (d) Any shares of Series A Preferred Stock which at any time shall have been redeemed shall have, after such redemption, the status of authorized but unissued shares of Preferred Stock, without designation as to series, until such shares are once more designated as part of a particular series by the Board of Directors of the Corporation.

                  (e) Notwithstanding the foregoing provisions of this Section 4, if any dividends on Series A Preferred Stock are past due, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire any shares of Series A Preferred Stock; provided, however, that the foregoing shall not prevent the purchase or
--------   -------
acquisition of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

(5)                        Conversions.

                  The holders of shares of Series A Preferred Stock shall have the following conversion rights:

                        5A   Right to Convert.   Subject to the terms and condi-
                             ----------------
tions of this paragraph 5, the holder of any share or shares of Series A Preferred Stock shall have the right, at its option at any time, to convert any such shares of Series A Preferred Stock (except that upon any liquidation of the Corporation the right of conversion shall terminate at the close of business on the business day fixed for payment of the amount distributable on the Series A Preferred Stock) into such number of fully paid and nonassessable shares of Common Stock as is obtained by (i) multiplying the number of shares of Series A Preferred Stock so to be converted by the original purchase price of

$70.00  per  share (the "Original  Purchase Price") and (ii) dividing the result
                         ------------------------
by the conversion price of $7.00 per share or, in case an adjustment of such price has taken place pursuant to the further provisions of this paragraph 5, then by the conversion price as last adjusted and in effect at the date any share or shares of such Series A Preferred Stock are surrendered for conversion (such price, or such price as last adjusted, being referred to as the
"Conversion  Price").   Such  rights  of conversion  shall be  exercised  by the
 -----------------
holder thereof by giving written notice that the holder elects to convert a stated number of shares of Series A Preferred Stock into Common Stock and by surrender of a certificate or certificates for the shares so to be converted to the Corporation at its principal office (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the holders of the Series A Preferred Stock) at any time during its usual business hours on the date set forth in such notice, together with a statement of the name or names (with address) in which the certificate or certificates for shares of Common Stock shall be issued.

                        5B   Issuance of Certificates; Time Conversion Effected.
                             --------------------------------------------------
Promptly after the receipt of the written notice referred to in subparagraph 5A and surrender of the certificate or certificates for the share or shares of Series A Preferred Stock to be converted, the Corporation shall issue and deliver, or cause to be issued and delivered, to the holder, registered in such name or names as such holder may direct, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion of such share or shares of Series A Preferred Stock. To the extent permitted by law, such conversion shall be deemed to have been effected and the Conversion Price shall be determined as of the close of business on the date on which such written notice shall have been received by the Corporation and the certificate or certificates for such share or shares shall have been surrendered as afore-said, and at such time the rights of the holder of such share or shares of Series A Preferred Stock shall cease, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby.

                        5C   Fractional Shares; Dividends;  Partial  Conversion.
                             --------------------------------------------------
No fractional shares shall be issued upon conversion of Series A Preferred Stock into Common Stock and no payment or adjustment shall be made upon any conversion on account of any cash dividends on the Common Stock issued upon such conversion. At the time of each conversion, the Corporation shall pay in cash an amount equal to all dividends declared and unpaid on the shares of Series A Preferred Stock surrendered for conversion to the date upon which such conver-sion is deemed to take place as provided in subparagraph 5B. In case the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered pursuant to subparagraph 5A exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered which are not to be converted. If any fractional share of Common Stock would, except for the provisions of the first sentence of this subparagraph 5C, be delivered upon such conversion, the Corporation, in lieu of delivering such fractional share, shall pay to the holder surrendering the Series A Preferred Stock for conversion an amount in cash equal to the current market price of such fractional share as determined in good faith by the Board of Directors of the Corporation.

                        5D   Adjustment  of Price Upon Issuance of Common Stock.
                             --------------------------------------------------
Except as provided in subparagraph 5E, if and whenever the Corporation shall issue or sell, or is, in accordance with subparagraphs 5D(1) through 5D(7), deemed to have issued or sold, any shares of Common Stock for a consideration per share less than the lesser of the Conversion Price with respect to the Series A Preferred Stock or market price with respect to Common Stock in effect immediately prior to the time of such issue or sale, then, forthwith upon such issue or sale, the Conversion Price with respect to the Series A Preferred Stock shall be reduced to the price determined by dividing (i) an amount equal to the sum of (a) the number of shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the then existing Conversion Price with respect to the Series A Preferred Stock and (b) the consideration, if any, received by the Corporation upon such issue or sale, by (ii) the total number of shares of Common Stock outstanding immediately after such issue or sale.

                  For   purposes  of  this   subparagraph   5D,  the   following
subparagraphs 5D(1) to 5D(7) shall also be applicable:

                        5D1  Issuance of Rights or Options.  In case at any time
                             -----------------------------
the Corporation shall in any manner grant (whether directly or by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or security convertible into or exchangeable for Common Stock, other than options issued to employees or directors of the Corporation pursuant to a stock option plan duly adopted by the Corporation's Board of Directors, (such warrants, rights or options being called "Options" and such convertible or exchangeable
                                 -------
stock or securities being called  "Convertible Securities") whether  or not such
                                   ----------------------
Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (i) the total amount, if any, received or receivable by the Corporation as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Corporation upon the exercise of all such Options, plus, in the case of such Options which relate to Convertible Securities, the minimum aggre-gate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Conver-tible Securities issuable upon the exercise of such Options) shall be less than the lesser of the Conversion Price with respect to the Series A Preferred Stock or market price with respect to Common Stock in effect immediately prior to the time of the granting of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuance of such Convertible Securities and thereafter shall be deemed to be outstanding. Except as otherwise provided in subparagraph 5D(3), no adjustment of the Conversion Price with respect to the Series A Preferred Stock shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon ex-ercise of such options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.


                        5D(2)Issuance of Convertible Securities.   In  case  the
                             ----------------------------------
Corporation shall in any manner issue (whether directly or by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (i) the total amount received or receivable by the Corporation as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the lesser of the Conversion Price with respect to the Series A Preferred Stock or market price with respect to Common Stock in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding, provided that (a) except as other-wise provided in subparagraph 5D(3), no adjustment of the Conversion Price with respect to the Series A Preferred Stock shall be made upon conversion or exchange of such Convertible Securities and (b) if any such issue or sale of such Convertible Securities is made upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Conversion Price with respect to the Series A Preferred Stock have been or are to be made pursuant to other provisions of this subparagraph 5D, no further adjustment of the Conversion Price with respect to the Series A Preferred Stock shall be made by reason of such issue or sale.

                        5D(3)  Change in Option Price  or Conversion Rate.  Upon
                               ------------------------------------------
the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in subparagraph 5D(1), the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subparagraph 5D(1) or 5D(2), or the rate at which Convertible Securities referred to in subparagraph 5D(1) or 5D(2) are convertible into or exchangeable for Common Stock shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Conversion Price with respect to the Series A Preferred Stock in effect at the time of such event shall be readjusted to the Conversion Price with respect to the Series A Preferred Stock which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consider-ation or conversion rate, as the case may be, at the time initially granted, issued or sold, but only if as a result of such adjustment the Conversion Price with respect to the Series A Preferred Stock then in effect hereunder is thereby reduced; and on the termination of any such Option or any such right to convert or exchange such Convertible Securities, the Conversion Price with respect to the Series A Preferred Stock then in effect hereunder shall be increased to the Conversion Price with respect to the Series A Preferred Stock which would have been in effect at the time of such termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such termination, never been issued.

                        5D(4)  Stock Dividends.   In case the  Corporation shall
                               ---------------
declare a dividend or make any other distribution upon any stock of the Corporation payable in Common Stock (except for dividends or distributions upon the Common Stock), Options or Convertible Securities, any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

                        5D(5)  Consideration for Stock.   In case any shares  of
                               -----------------------
Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Corporation therefor, after deduction there from of reasonable underwriting commissions or concessions (and reasonable expenses incurred) paid or allowed by the Corporation in connection therewith. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Corporation shall be deemed to be the fair market value of such consideration as determined in good faith by the Board of Directors of the Corporation, without deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Corporation in connection therewith. In case any Options shall be issued in connection with the issue and sale of other securities of the Corporation, together comprising one integral transaction in which no specific consideration is allocated to such options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board of Directors of the Corporation.

                        5D(6)  Record Date.  In case the Corporation shall  take
                               -----------
a record of the holders of its  Common Stock  for the purpose of entitling  them
(i) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                        5D(7)  Treasury Shares.   The number of shares of Common
                               ---------------
Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the disposition of any such shares shall be considered an issue or sale of Common Stock for the purpose of this subparagraph 5D.

                        5E  Subdivision  or  Combination  of  Common Stock.   In
                            ----------------------------------------------
case the Corporation shall at any time subdivide (by any stock split, stock dividend or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price with respect to the Series A Preferred Stock in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares, the Conversion Price with respect to the Series A Preferred Stock in effect immediately prior to such combination shall be proportionately increased. In case of any such subdivision, no further adjustment shall be made pursuant to subparagraph 5D(4) by reason thereof.


                        5F  Reorganization  or Reclassification.  If any capital
                            -----------------------------------
reorganization or reclassification of the capital stock of the Corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization or reclassification, lawful and adequate provisions shall be made whereby each holder of a share or shares of Series A Preferred Stock shall thereupon have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore receivable upon the conversion of such share or shares of Series A Preferred Stock, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such Common Stock immediately theretofore receivable upon such conversion had such reorganization or reclassification not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of such holder to the end that the provisions hereof (including without limitation provisions for adjustments of the Conversion Price) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise of such conversion rights.

                        5G  Notice of  Adjustment.  Upon any  adjustment of  the
                            ---------------------
Conversion Price, then and in each such case the Corporation shall give written notice thereof, by delivery in person, certified or registered mail, return receipt requested, telecopier or telex, addressed to each holder of shares of Series A Preferred Stock affected by such adjustment at the address or tele-copier number of such holder as shown on the books of the Corporation, which notice shall state the Conversion Price resulting from such adjustment, setting forth in reasonable detail the method upon which such calculation is based.

                        5H  Other Notice.  In case at any time:
                            ------------

                            (1) the Corporation shall declare any dividend upon its Common Stock payable in cash or stock or make any other distribution to the holders of its Common Stock;

                            (2) the Corporation shall offer for subscription pro rata to the holders of its Common Stock
                                    --- ----
                                    any additional shares of stock of any class or other rights;

                            (3) there shall be any capital reorganization or reclassification of the capital stock of the Corporation, or a consolidation or merger of the Corporation with or into another entity or entities, or a sale, lease, abandonment, transfer or other disposition of all or substantially all of the assets of the Corporation; or

                            (4) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then, in any one or more of said cases, the Corporation shall give, by delivery in person, certified or registered mail, return receipt requested, telecopier or telex, addressed to each holder of any shares of Series A Preferred Stock at the address or telecopier number of such holder as shown on the books of the Corporation, (a) at least 20 days' prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding up and (b) in the case of any such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding up, at least 20 days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (a) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Stock shall be entitled thereto and such notice in accordance with the foregoing clause (b) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding up, as the case may be.

                        5I  Stock to be  Reserved.  The Corporation  will at all
                            ---------------------
times reserve and keep available out of its authorized Common Stock, solely for the purpose of issuance upon the conversion of Series A Preferred Stock as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding shares of Series A Preferred Stock. The Corporation covenants that all shares of Common Stock which shall be so issued shall be duly and validly issued and fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, and, without limiting the generality of the foregoing, the Corporation covenants that it will from time to time take all such action as may be requisite to assure that the par value per share of the Common Stock is at all times equal to or less than the Conversion Price in effect at the time. The Corporation will take all such action as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or regulation, or of any requirement of any national securities exchange upon which the Common Stock may be listed. The Corporation will not take any action which results in any adjustment of the Conversion Price if the total number of shares of Common Stock issued and issuable after such action upon conversion of the Series A Preferred Stock would exceed the total number of shares of Common Stock then authorized by this Certificate of Incorporation.

                        5J  No Reissuance of Series A Preferred Stock. Shares of
                            -----------------------------------------
Series A Preferred Stock which are converted into shares of Common Stock as provided herein shall not be reissued.

                        5K  Issue  Tax.  The issuance of certificates for shares
                            ----------
of Common Stock upon conversion of Series A Preferred stock shall be made without charge to the holders thereof for any issuance tax in respect thereof, provided that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Series A Preferred Stock which is being converted.

                        5L  Closing of Books.  The Corporation will  at no  time
                            ----------------
close its transfer books against the transfer of any Series A Preferred Stock or of any shares of Common Stock issued or issuable upon the conversion of any shares of Series A Preferred Stock in any manner which interferes with the timely conversion of such Series A Preferred Stock, except as may otherwise be required to comply with applicable securities laws.

                       5M  Definition  of  Common   Stock.    As  used  in  this
                           ------------------------------
paragraph 5, the term  "Common  Stock" shall mean and include the  Corporation's
                        ------  -----
authorized Common Stock, par value $0.001 per share, as constituted on the date of filing of these terms of the Series A Preferred Stock, and shall also include any capital stock of any class of the Corporation thereafter authorized which shall neither be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends nor entitled to a preference in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation; provided that the
                                                               --------
shares of Common Stock receivable upon conversion of shares of Series A Preferred Stock shall include only shares designated as Common Stock of the Corporation on the date of filing of this instrument, or in case of any reorganization or reclassification of the outstanding shares thereof, the stock, securities or assets provided for in subparagraph 5F.

(6)                                Liquidation

     (a) In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Corporation (for the purposes of this Section 6, a "Liquidation"), before any payments or distribution of assets shall be made to the holders of the Common Stock or the holders of other stock that ranks junior to the Series A Preferred Stock in respect of distributions upon the liquidation of the Corporation, the holder of each share of Series A Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders, an amount equal to Seventy Dollars ($70.00) per share plus all dividends (whether or not declared or due) accrued (subject to equitable adjustment to reflect stock splits, stock dividends, stock combinations, recapitalization and like occurrences) and unpaid on such share on the date fixed for the distribution of assets of the Corporation to the holders of Series A Preferred Stock.

     (b) If, upon any Liquidation of the Corporation, the assets available for distribution to the holders of Series A Preferred Stock and any other stock of the Corporation ranking on a parity with the Series A Preferred Stock upon Liquidation issued by the Corporation which shall then be outstanding
(hereinafter in this paragraph called the "Total Amount Available") shall be insufficient to pay the holder of all outstanding shares of Series A Preferred Stock and all other such parity stock the full amounts (including all dividends accrued and unpaid) to which they shall be entitled by reason of such Liquidation of the Corporation, then there shall be paid to the holders of the Series A Preferred Stock in connection with such Liquidation of the Corporation an amount equal to the product derived by multiplying the Total Amount Available times a fraction of which the numerator shall be the full amount to which the holders of the Series A Preferred Stock shall be entitled under the terms of Subsection (a) by reason of such Liquidation of the Corporation and of which the denominator shall be the total amount which would have been distributed by reason of such Liquidation of the Corporation with respect to the Series A Preferred Stock and all other stock ranking on a parity with the Series A Preferred Stock upon Liquidation then outstanding had the Corporation possessed sufficient assets to pay the maximum amount which the holders of all such stock would be entitled to receive in connection with such Liquidation of the Corporation.

     (c) The voluntary sale, conveyance, lease, exchange or transfer of the property of the Corporation as an entirety or substantially as an entirety, or the merger or consolidation of the Corporation into or with any other corporation, or the merger of any other corporation into the Corporation, or any purchase or redemption of some or all of the shares of any class or series of stock of the Corporation shall be deemed to be a Liquidation of the Corporation for the purposes of this Section 6.

     (d) The holder of any shares of Series A Preferred Stock shall not be en-titled to receive any payment owed for such shares under this Section 6 until such holder shall cause to be delivered to the Corporation (i) the certificate or certificates representing such shares of Series A Preferred Stock and (ii) a transfer instrument or instruments satisfactory to the Corporation and sufficient to transfer such shares of Series A Preferred Stock to the Corporation free of any adverse interest. As in the case of the redemption price, no interest shall accrue on any payment upon Liquidation after the due date thereof.

     (e) After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Series A Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation.

(7)                                Payments

     (a) The Corporation may provide funds for any payment of the redemption price for any shares of Series A Preferred Stock or any amount distributable with respect to any Series A Preferred Stock under Section 6 hereof by depositing such funds with a bank or trust company selected by the Corporation having a net worth of at least $100,000,000 and organized under the laws of the United States or any state thereof or such other financial institution satisfactory to the Corporation in trust for the benefit of the holder of such shares of Series A Preferred Stock under arrangements providing irrevocably for payment upon satisfaction of any conditions to such payment by the holder of such shares of Series A Preferred Stock which shall reasonably be required by the Corporation. The Corporation shall be entitled to make any deposit of funds contemplated by this Section 7 under arrangements designated to permit such funds to generate interest or other income for the Corporation, and the Corporation shall be entitled to receive all interest and other income earned by any funds while they shall be deposited as contemplated by this

Section 7, provided that the Corporation shall maintain on deposit funds sufficient to satisfy all payments which the deposit arrangement shall have been established to satisfy. If the conditions precedent to the disbursement of any funds deposited by the Corporation pursuant to this Section 7 shall not have been satisfied within two years after the establishment of the trust for such funds, then (i) such funds shall be returned to the Corporation upon its request; (ii) after such return, such funds shall be free of any trust which shall have been impressed upon them; (iii) the person entitled to the payment for which such funds shall have been originally intended shall have the right to look only to the Corporation for such payment, subject to applicable escheat laws; and (iv) the trustee which shall have held such funds shall be relieved of any responsibility for such funds upon the return of such funds to the Corporation.

     (b) Any payment which may be owed in payment of the redemption price for any shares of Series A Preferred Stock pursuant to Section 4 or in payment of any amount distributable with respect to the shares of Series A Preferred Stock under Section 6 shall be deemed to have been paid or properly provided for upon the earlier to occur: (i) the date upon which funds sufficient to make such payment shall be deposited in a manner contemplated by Subsection
(a) hereof; or (ii) the date upon which a check payable to the person entitled to receive such payment shall be delivered to such person or mailed to such person at the address of such person then appearing on the books of the Corporation.

(8)                                Legal Holidays

         In any case where any Dividend Payment Date, redemption date or the last date on which a holder of Series A Preferred Stock has the right to convert such holder's shares of Series A Preferred Stock shall not be a Business Day (as defined below), then notwithstanding any other provision hereof, payment of a dividend due or a redemption price or conversion of the shares of Series A Preferred Stock need not be made on such date but may be made on the next succeeding Business Day with the same force and effect as if made on the Dividend Payment Date or redemption date or the last day for conversion; provided, that for purposes of computing such payment, no interest shall accrue for the period from and after such Dividend Payment Date or redemption date, as the case may be. As used in this Section 10, "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

         IN WITNESS WHEREOF, we have executed this Certificate of Designations and affirm that the statements made herein are true under the penalties of perjury, this 10th day of May, 1999.


                         HUNGARIAN TELEPHONE AND CABLE CORP.

                            By:/s/Ole Bertram
                            ------------------
                            Name:  Ole Bertram
                            Title: President and Chief Executive Officer


                            By:/s/ Peter T. Noone
                            ----------------------
                            Name:  Peter T. Noone
                            Title: General Counsel and Secretary